AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, HM 08 P.O. Box HM 1254 Hamilton HM FX, Bermuda
February 26, 2021

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Notice of disclosure filed in Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AXIS Capital Holdings Limited has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on February 26, 2021.

Respectfully submitted,
AXIS Capital Holdings Limited

By: /s/ Conrad D. Brooks
Conrad D. Brooks
General Counsel